NOTICE OF EXEMPT SOLICITATION

1.	Name of Registrant:

OneSpaWorld Holdings Limited

2.	Name of Person Relying on Exemption:

Deep Field Asset Management LLC

3.	Address of Person Relying on Exemption:

9355 Wilshire Boulevard

Suite 350

Beverly Hills, CA 90210

4.	Written materials:

Attached hereto as an exhibit is a press release and statement issued by Deep Field Asset Management LLC to the shareholders of OneSpaWorld Holdings Limited, dated June 8, 2020. This material is being submitted pursuant to Rule 14a-6(g)(1).

Deep Field Asset Management LLC Issues Open Letter to OneSpaWorld Shareholders

Believes There is No Question that Better Options Exist Than to Accept Company’s Proposed

$75 Million Financing

Re-Calculating Fairness Opinion Using Black-Scholes Pricing Model, Based on Current Stock Price, Reveals that Insider-Driven Transaction Represents 60% DISCOUNT to Market

Challenges Board of Directors to Obtain Updated Fairness Opinion Reflecting Current Market Conditions

Urges Shareholders to Vote AGAINST Dilutive Transaction and Force OSW to Pursue

More Shareholder-Friendly Alternative

BEVERLY HILLS, Ca., June 8, 2020 – Deep Field Asset Management LLC (“DFAM”), a Beverly Hills-based investment adviser of funds that beneficially own 1,842,487 shares of OneSpaWorld Holdings Limited (NASDAQ: OSW) (the “Company”), today issued a letter to OSW shareholders regarding the OSW’s proposed $75 million financing.

The full text of the letter is below and is available, along with additional communications to shareholders, at www.VoteNoOSW.com.

June 8, 2020

Dear OSW Shareholders,

If a stranger called you tomorrow with an offer to buy 30% of your shares in OSW for $3.00 (a 60% discount to the $7.47 last price), what would you think of that person? After laughing and hanging up, I might think the person was just being opportunistic. I might even think they had been under such strict quarantine that they had paid no attention at all to markets or the global economy in at least two months. What I know for sure is that I would quickly hang up the phone, and hope this person would forget my number.

As the saying goes, sometimes fact is stranger than fiction. At this point, we are not merely being asked by an anonymous stranger to sell our shares at a deeply discounted price. Instead, we are told by OSW’s leaders that we must make this sale… or else! Problematically, we are told this by the very people who are the buyers; and further complicating the matter, those very buyers simultaneously have a legal fiduciary duty to the Company and to us.

Investors must understand that a vote for OneSpaWorld’s $75 million transaction is economically equivalent to a value-destructive vote to sell roughly 30% of your existing shareholdings at a 60% discount to market, mostly to insiders. Contrary to management’s position, if you truly wish to protect the value of your holdings, you must vote against this transaction.

Both leading proxy advisory firms, Glass, Lewis & Co., LLC (“Glass Lewis”) and Institutional Shareholder Services Inc. (“ISS”), in addition to numerous OSW shareholders, have either publicly or privately expressed myriad concerns about the Company’s proposed $75 million financing transaction. Even if nothing had changed since it was originally announced in April, a compelling case has been presented to reject this proposal on process grounds.

But today, with OSW shares trading at $7.47 and shareholders presented with an insider deal which proposes to buy more than a quarter of the Company for what is now effectively $3.00 per share, a 60% discount to market price, the most important question is this: How could any reasonable investor doubt that a better financing deal would be readily available to OSW immediately after this flawed one is voted down?

What Will Shareholders Do?

There is no need to restate all the missteps committed by OSW Leadership against shareholders; those numerous failures can be found outlined in great detail in reports by Glass Lewis and ISS, as well as our previous letters which can be found at VoteNoOSW.com. What matters now is the imminent June 10th vote.

Over the last month, we have spoken with many of OSW’s significant shareholders, as well as countless other market participants. These shareholders have universally condemned the proposed transaction. It is no exaggeration to say that what happened here shocks people, and that not a single person with whom we have spoken stated any belief that this is a fair deal, fairly negotiated, at a fair price. Instead, the deal is more often described as a product of blatant greed and opportunism by insiders.

At this point we would like to address those shareholders who, though disgusted by what OSW Leadership has done, appear to remain “on the fence” with respect to how they will vote. Virtually all the angry-but-undecided (and angry-but-leaning-in-favor) voters we have spoken to have cited conversations with OSW Leadership in which management insists that this deal cannot be improved on, and that grave risks will follow if it is voted down.

Mr. Fluxman took the same approach in his letter to shareholders last Friday. Clearly, Mr. Fluxman has realized the deal does not stand up to scrutiny on the merits, and he has instead determined that stoking fear among shareholders is his best path to force through a “yes” vote on a thoroughly self-enriching proposal.

However, at this point OSW Leadership’s insistence that a better deal would not be available, very quickly and on much better terms, is simply and transparently incorrect.

The True Cost of This Deal

Throughout this process, we have used Duff & Phelps’ (“DP”) analysis which ascribed a value of $1.67 per warrant issued. This value appears to be predicated, like the rest of the DP Analysis, on the conditions as of the close of business on April 28th, when the share price was $4.64. It is important we update their math for the state of play today.

Using a Black-Scholes pricing model we estimated the volatility DP used and found the warrants are worth much more today, with shares at $7.47 as of Friday’s market close. When the warrants were worth $1.67 each, DP noted they reduced the effective per share purchase price by $0.45 to $3.55, but today the same math values these warrants at $3.73, which means the warrant value today reduces the effective per share purchase price by $1.00 per share to $3.00. The deal we vote on this week would sell roughly 30% of our Company, mostly to insiders, at an effective price of $3.00 per share, or a 60% discount to market.

The proper valuation of the warrants was an integral part of Duff & Phelps’ calculation of the effective purchase price per share in its Fairness Opinion. The warrants’ appreciation has taken the effective purchase price down 15% from $3.55 to $3.00, at the same time the market price for OSW shares has risen 61% from $4.64 on April 28 to $7.47 last Friday. DP may have believed a 23% discount to the “Stock Price 1 Trading Day Prior” was fair as of April 29, but performing the same analysis today reveals a 60% discount. We do not believe there is any way the April 29 DP Fairness Opinion can still be credibly relied upon by the Board to satisfy its legal obligations as fiduciaries to support its recommendation of a vote in favor of the deal as of today, June 8.

Even if this deal carried all the trappings of pristine governance, it would still be hard to swallow that sort of dilution. Then again, a Board which conducted a normal process, under the rubrics of good governance, would probably have already announced the revocation of its recommendation to vote in favor of this deal.

Put simply, there is no reason to doubt that a management team interested in shareholder value could strike a better deal than the present one. If our Board was aligned with all shareholders, it would doubtlessly have changed its recommendation to an endorsement of a vote against the deal. Because they are instead aligned with the buying group, they have not. As shareholders, we have the right to correct this problem with our vote.

What Comes Next

Despite management’s fear mongering, DFAM calculates that if today’s share price fully assumes this highly dilutive deal occurs, then successfully defeating the deal and eliminating the extraordinary dilution could send shares materially higher. Quite to the contrary of management’s fear mongering, we believe the market would quickly reward the shares for rejecting the horrible current offer of way too much dilution, at far too low a price.

For illustration, see the below table. Making the assumption that OSW needed no capital raise, OSW shares might quickly climb 35% without the dilution.

Shares Outstanding		Implied Enterprise Value Today		Backing Into a “No Deal” Share Price

Common Shares Outstanding	61.2	Proposed Total Shares Outstanding	91.6	Enterprise Value	$836.00

Deferred Shares Accelerated	6.6	Share Price	$7.47	Add: Proposed Transaction Proceeds	$75.0

Pre-Transaction Shares Outstanding	67.8	Equity Value	$684.00	Less Remaining Net Debt	($226.9)

		Debt Outstanding at 3/31/20	$247.50	Equity Value	$684.0

Impact of Proposed Transaction		Cash at 3/31/20	$20.50

Shares Issued	18.8	Proposed Transaction Proceeds	$75.00	Proposed Total Transaction Shares	91.6

Warrants	5.0	Net Debt	$151.9	Less: Transaction Shares	(23.8)

Total Transaction Shares	23.8			“No Deal” Shares Outstanding	67.8

		Enterprise Value	$836.0

Proposed Total Shares Outstanding	91.6			Implied Share Price	$10.09

				Above / (Below) Today’s Price	35.0%

However, we are aware that OSW does need to raise capital. Here is what a variety of capital raising scenarios would mean for where our shares could trade, again holding the current market-derived enterprise value constant (assuming the market is pricing in the full dilution of the current proposal), and only adjusting for the lesser dilution of shares issued to raise $75 million at a variety of improved price points:

	Discount to Market	Share Issue Price of Restructured Deal	Estimated Dilution- Adjusted Share Value ($)	% Gain from Today	% Gain to Investor in Restructured Deal
Current Proposal ð	-60%	3.00	7.47	0%	149%
	-53%	3.50	7.66	3%	119%
	-46%	4.00	7.90	6%	98%
	-40%	4.50	8.10	8%	80%
	-33%	5.00	8.26	11%	65%
	-26%	5.50	8.40	12%	53%
2X Current Deal Terms ð	-20%	6.00	8.52	14%	42%
	-13%	6.50	8.62	15%	33%
Median of Recent Overnight Deals* ð	-6%	7.00	8.71	17%	24%
*refers to deals conducted between May 6 and May 20 identified in DFAM’s Investor Presentation

We believe a veritable cornucopia of options will become readily apparent to OSW after the deal is voted down. Some people we have spoken with have expressed concern that no deal will materialize, but this fear is unfounded. While management formerly had the power to negotiate an ugly deal for itself in the dark, the next round will benefit from the antiseptic power of sunlight.

We will likely see multiple bidders competing in the kind of legitimate auction that the Special Committee apparently prevented from happening during the initial process. Indeed, we must recall that ISS said it appeared valid that “the members of the special committee favored a private transaction, from which they will directly profit, over a public rights offering that would not offer the same personal benefit.”1 Remove the agents, who ISS suggests were out for themselves, and we, the principals, will quickly see a better result.

The table above also demonstrates that OSW Leadership’s lowball bid has left so much room for improvement. For example, even if OSW Leadership’s price were doubled, an instantaneous 42% gain might still be available as investors cheered the result of drastically less dilution. We therefore believe that numerous bids to provide capital to OSW will emerge, because the immediate, almost-arbitrage-like returns available to any capital provider making a $75 million investment with such a clear, clean, and known outcome, are simply too obvious to be ignored.

There is plenty of room for a consensual transaction that will inure to the sizable benefit of new investors as well as existing shareholders, rather than simply benefit insiders at the expense of their shareholders.

Management’s Intimidation Campaign Should Not Sway Thoughtful Shareholders

In his Friday letter, Mr. Fluxman makes claims that are clearly incorrect and reveal the desperate lengths OSW Leadership is willing to go to defend their windfall profit. In attempting to justify the deal – and the large profit he stands to make personally if it is approved – Mr. Fluxman calls the outlook for the cruise sector “unchanged” since the time of the transaction. Nothing could be further from the truth. Since the date of the 4/28 DP “Fairness Opinion,” Carnival Corporation is up 49%, Royal Caribbean Cruise Lines is up 67%, Lindblad Expeditions is up 69%, and Norwegian Cruise Lines is up 71%. Entire industries do not typically rally 50-70% in a few weeks on unchanged outlooks! (And this undermines management’s erstwhile claim that a higher stock price meant investors approved of the deal – we now trail the performance of most of our peers.) Of course, it is true that we still do not know for certain when sailings will resume – but experienced investors know that markets are forward-looking.

Mr. Fluxman’s business is itself forward-looking, of course. According to Glassdoor.com, OneSpaWorld has posted at least 30 new job openings in the last 30 days, including a new posting just one week ago recruiting acupuncturists for its maritime operations. It is probably not the ordinary practice of OSW to hire their spa staff more than 24 months in advance of deployment; it is clear that OSW understands that things are rapidly improving, as they themselves have begun spooling up their business.

[1]	Permission to use quotations from the Glass Lewis and ISS reports was neither sought nor obtained. Emphasis added.

With restaurants, gyms, and salons re-opened in many parts of the country, large scale tourist attractions like casinos and amusement parks either currently operating or opening imminently, OSW’s largest partners only weeks away from resuming sailing, and the share prices of companies in every one of these industries soaring, it is impossible to think Mr. Fluxman believes there has been no change in the outlook for his Company, his industry, and each of their relationships to the capital markets, since April.

We have been assuming OSW Leadership was selfishly defending the windfall profit this deal delivers to insiders, but Mr. Fluxman’s comments raise the possibility that he is so unaware of and naïve about how the outlook for the world and his industry has changed since April, that he genuinely does not know a better deal is available. Such ignorance of capital markets would also explain his self-purported lack of awareness of the covenant waivers routinely being granted to good companies by lenders, though this too is more likely a bit of play-acting. We highly doubt it is really the case that he doesn’t understand the truth of what is actually happening and available in the debt and equity markets. Obviously, either case (greedy or naïve) demands a vote AGAINST the transaction.

While Mr. Fluxman engages in ad hominem attacks on DFAM, calling us just one dissident shareholder making naïve and uninformed complaints, the reality is far different. If he could listen in to the calls we have had with other upset investors, he would know that we are only saying in public what is felt ubiquitously in private. But many of these investors have told us stories of their own contentious calls with management, so we believe Mr. Fluxman is well aware how widespread the anger is in his shareholder base.

Especially unfortunate for Mr. Fluxman’s case is the fact that we are not even the only public commentators on these issues. Both leading proxy firms sternly rebuked the behavior of OSW Leadership. As Glass Lewis wrote last week, “conflicts of interest, apparent self-dealing, and unfavorable terms of the transaction” mean that “OSW shareholders would be wise” to vote AGAINST the transaction. ISS likewise noted “valid concerns regarding potential self-dealing,” in particular when Special Committee members “injured” OSW shareholders by accepting personal incentives.

At one point, Mr. Fluxman seems indignant that his and the Board’s integrity has been called into question, but he is incorrect in stating that we at DFAM are the ones who have impeached it. In fact, it is simply their own behavior throughout this process which has called their reputations into question. To the extent Mr. Fluxman’s reputation is now lower among the many people who find “self-dealing” to be objectionable, he should place the blame on his own activity – not on the fact that we, along with Glass Lewis and ISS, have noticed it.

The most important message we have for Mr. Fluxman is this: there is still time to fix the problem. Everyone makes mistakes, and we are prepared to believe that this whole mess was the result of a series of flawed decisions made under the pressure of a challenging moment in history. But such forgiveness depends on a timely remedy. Stand down from fear mongering and brinksmanship, free shareholders to vote with their conscience AGAINST the unfair transaction (as most seem very keen to do, but for your campaign of bullying and intimidation), and get to work on delivering a fair deal to all shareholders.

Final Thoughts Before You Cast Your Vote

We at DFAM are not activist investors. We have a very simple strategy, which is to invest in companies which are completely unmatched at what they do. We do not invest looking to pick a fight. This fight was picked with us, and all unaffiliated shareholders, when management and the Board presented this awful proposal to shareholders for a vote.

Mr. Fluxman reiterates his personal support for the transaction in his Friday letter. But his personal support is conflicted by his highly profitable participation in the deal, and undermined by his contractual obligation under the terms of the financing agreement to remain a proponent of this flawed transaction.

However, as a whole, a Board of Directors may not contract away its fiduciary obligations, so to the Board as a whole we issue this challenge:

•

Considering how much has changed since April 29, does the Board of Directors, considering the personal liability attendant to their fiduciary duties, still unanimously recommend, as of today, June 8th, that shareholders vote to approve this deal, which sells so much of our Company at a 60% discount to market?

•	If so, is this recommendation premised solely on their own judgment or is there a basis in the recent Opinion of an expert financial advisor?

•

Will the Board obtain and publish a Duff & Phelps “Bring Down Opinion” to inform the Board whether Duff & Phelps still believes, considering all information available at present, that this transaction remains fair today?

•	Without an updated Opinion, has the Board’s legal counsel advised the Board that it has satisfied its fiduciary duties?

If you are a shareholder who hates this deal, it is important to realize you are not alone.

If you are a shareholder who has been subject to the intimidation and fear-mongering tactics employed by OSW Leadership to force you to believe that paying their ransom is the only way to protect the value of your investment, then they are relying on your fear to create windfall gains for themselves.

You, as a shareholder in OSW, have the opportunity to significantly enhance the value of your investment this week – all you have to do is vote no. The fantastic news is that the lengthy process of conducting a shareholder vote does not need to be repeated for the next financing. Remember, a shareholder vote was only required because this transaction was so extraordinarily dilutive that it actually triggered the NASDAQ rules specifically designed to protect shareholders from predatory financings like these. At anything remotely close to Friday’s closing price, a replacement financing could be so much less dilutive than what OSW Leadership has offered that it would not require that shareholder vote. Therefore, even the supposed June 30 deadline poses little risk, as a replacement financing can close almost immediately.

So, once more, we urge all shareholders to vote AGAINST the transaction, and beginning June 11 we will all have plenty of time to work together to progress swiftly to a fair replacement that benefits the Company and ALL of its shareholders.

Sincerely,

Jordan Moelis, Managing Partner, Deep Field Asset Management LLC

About Deep Field Asset Management LLC

Deep Field Asset Management LLC (“DFAM”) is a privately-held, independent investment adviser with $145 million in assets under management as of May 31, 2020. DFAM manages the Deep Field Opportunities Fund (“Fund”) a global concentrated investment fund that invests primarily in the small- and mid-cap space. The Fund’s objective is to back superior management teams pursuing idiosyncratic, difficult-to-replicate strategies wherein a market position or asset is leveraged to expand share and compound cash flow over a multi-year period. Specifically, the Fund seeks to own “category-defining” assets with definitive advantages which we believe are characterized by features such as extraordinary brands, overwhelming market share, data supremacy and easily accessible adjacent opportunities. The Fund was launched in 2015 by Jordan Moelis, the Fund’s Portfolio Manager.

IMPORTANT NOTICE: This material is for general informational purposes only and is not intended to be relied upon as investment advice. The opinions expressed are those of DFAM of June 8, 2020 and are subject to change at any time due to changes in market or economic conditions.

The information contained herein has been prepared from sources believed reliable but is not guaranteed by us as to its timeliness or accuracy, and is not a complete summary or statement of all available data. There is no guarantee that any forecasts made will come to pass. Reliance upon information in this material is at the sole discretion of the reader.

DFAM is the investment adviser for funds that beneficially own 1,842,487 shares of OneSpaWorld Holdings Limited (OSW) as of June 8, 2020. Holdings are subject to change, and DFAM may buy shares of OSW or sell, including sell short, shares of OSW at any time. The discussion of securities should not be viewed as a recommendation to buy, sell or hold any particular security.

DFAM is not soliciting proxies relating to the OSW shareholder meeting and does not have the authority to vote your proxy. DFAM urges OSW shareholders to vote against the proposed transaction.

Media Contact:

Sloane & Company

Dan Zacchei / Joe Germani

Dzacchei@sloanepr.com / JGermani@sloanepr.com